

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

John Thatch
Chief Executive Officer
Sharing Services Global Corp.
1700 Coit Road, Suite 100
Plano, Texas 75075

   **Re: Sharing Services Global Corp.**
     **Registration Statement on Form 10**
     **Filed October 29, 2018**
     **File No. 000-55997**

Dear Mr. Thatch:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Beverages, Apparel and Mining